January 24, 2022

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

Washington DC 20549

Re: VV Markets LLC

Offering Statement on Form 1-A Post-qualification Amendment No. 8

Filed December 23, 2022

File No. 024-11306

Ladies and Gentlemen:

We acknowledge receipt of the comments in the letter dated January 20, 2022 from the staff of the Division of Corporate Finance - Office of Trade & Services (the “Staff”) regarding the Offering Statement of VV Markets LLC (the “Company”), which we have set out below, together with our responses.

Post-qualification Amendment No. 8 Filed December 23, 2022

Series Offering Table, page vii

1.We note your response to comment 7 and reissue it in part. Please ensure that, to the extent your offering statement references collections that you have exited, that the Series Offering Table is updated to reflect the exit and related distribution.

The Company has revised the Series Offering Table on page vii of the Offering Statement to disclose which Series of the Company have had partial or full exits of their collections, as well as the amount of distributions to investors in those Series.

General

2.We note your response to comment 4. Your Twitter post regarding your 44th Collection was posted on September 23 and promoted that the collection would go "LIVE" on September 27. However, it appears that your 44th Collection, the Pomerol Rarities Collection, was included in your post-qualification amendment no. 7 that was qualified on July 29, 2022. As a result, it appears that this was a delayed offering, which is impermissible under Rule 251(d)(3)(i)(F) of Regulation A. In this light, we note your statement in the Series Offering Table that the "opening date" for this offering would be "within 2 days of qualification." Please advise.

The Company confirms that Series VV-POM1, the Pomerol Rarities Collection, was included in the post-qualification amendment no. 7 that was qualified on July 29, 2022. The Company further confirms that the Series VV-POM1 was open and available for investment beginning July 31, 2022 – two days after the qualification of post-qualification amendment no. 7 – in compliance with Rule 251(d)(3)(i)(F) of Regulation A.

The Company’s Twitter post on September 23, 2022 promoting that the Series VV-POM1 offering would go "LIVE" on September 27, 2022 was part of the Company’s marketing strategy for its offerings. The Company does not believe it is prudent to promote all of its qualified and open offerings at the same time, as the Company believes this leads to investor confusion, dilution of the message, and ultimately results in poorer results for the Company’s offerings overall. Instead, the Company “rolls out” marketing for its qualified offerings on an individual basis – one after the other – so that each series receives its own targeted promotion to inform investors about the availability of the offering of that series. As such, while offerings are always open for investment within two days of qualification, widely distributed marketing for a particular qualified offering may not be conducted by the Company until much later. This marketing strategy is in use by other series issuers offering securities under Tier 2 of Regulation A as well.

In line with its marketing strategy, the Company also “rolls out” offerings on its website www.vint.co, and as such, not all “live” offerings are immediately hosted on this website. However, investors are able to invest in live offerings regardless of whether such offerings are hosted on the website or not by contacting the Company directly. We note that, in the “How to Subscribe” subsection of the offering statement, the Company does not state that investors must subscribe through the Company’s website.

Nonetheless, the Company has added language to the “How to Subscribe” section of the offering statement to clarify that potential investors may visit vint.co or contact the Company directly in order to invest in an offering of the Company. Additionally, the Company has added language to its website to clarify that, while certain qualified offerings may not be actively promoted by the Company, investors are not precluded from investing any qualified offering of the Company within 48 hours of qualification.

3.Please provide us with a supplemental copy of your ad(s) that have appeared on mobile websites, such as Axios, and provide an analysis of whether such ads comply with either Rule 251(d) or Rule 255(b) of Regulation A.

The Company has attached as Exhibit A to this letter copies of ads that the Company has placed on mobile websites such as Axios over the last two months.

The Company does not believe that Rule 255(b) applies to the ads included in Exhibit A because these ads were not “testing the waters” communications. None of the ads included as Exhibit A relate to offerings of the Company that were not qualified at the time these ads were placed. To date, the Company has not made any “testing the waters” communications regarding an offering of one of its series prior to the qualification of that series.

With respect to Rule 251(d), the ads included in Exhibit A contained links to the Company’s website vint.co, where a link to the Company’s offering circular is included in the footer to each page of the website. For additional clarity regarding the communications being made, the Company has taken steps to ensure future advertisements for the Company’s qualified offerings will include a direct link to the offering circular relating to those offerings. Additionally, the Company is currently preparing revised ads that will contain direct links to the Company’s offering circular on all mobile websites, such as Axios, on which the Company previously placed these ads.

Thank you again for the opportunity to respond to your questions to the offering statement of VV Markets LLC. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson
Andrew Stephenson
Partner
CrowdCheck Law LLP

cc: Nick King

Chief Executive Officer and Director of VinVesto, Inc., the Manager of the Company

Exhibit A